Exhibit 12

Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the

Nine Months Ended September 30, 2021

SELECTED FINANCIAL INFORMATION

The financial information included herein for the nine-month periods ended September 30, 2021 and September 30, 2020 and as of September 30, 2021 and December 31, 2020 is derived from the unaudited interim condensed financial statements as of and for the nine months ended September 30, 2021, including the notes thereto (the “Interim Financial Statements”), of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”). The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” The financial condition and results of operations as of and for the nine-month period ended September 30, 2021 are not necessarily indicative of results to be expected for the full year 2021.

The selected financial information should be read in conjunction with the Interim Financial Statements in Exhibit 13 of this annual report on Form 18-K and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Exhibit 12 of this annual report on Form 18-K.

	Nine Months Ended September 30,
	2021	2020

	(in thousands of US$)
Selected Profit and Loss Information
Interest income	179,966	276,801
Interest expense	(141,389)	(56,347)

Net interest income	38,577	220,454
Net fee and commission income	17,201	9,186
Net gain on financial instruments measured at fair value through profit or loss	193,271	107,292
Net loss on financial instruments measured at amortized cost	(643)	(4,221)
Share of loss on investment in associate	(603)	(358)
Impairment provision	(17,796)	(108,798)
General and administrative expenses	(115,963)	(114,828)
Net foreign exchange (loss)/gain	(42,614)	17,793

Operating profit for the period	71,430	126,520
Accretion of paid-in capital receivables	3,880	5,955

Net profit for the period	75,310	132,475
Other comprehensive income
- Items will not be reclassified to profit or loss
Unrealized (loss)/gain on fair-valued borrowings arising from changes in own credit risk	(37,659)	3,093

Total comprehensive income	37,651	135,568

	As of September 30,	As of December 31,
	2021	2020
	(unaudited)	(audited)

	(in thousands of US$)
Selected Balance Sheet Information
Total assets	40,186,338	32,081,580
Total liabilities	20,000,757	11,937,823
Total members’ equity	20,185,581	20,143,757

Total liabilities and members’ equity	40,186,338	32,081,580

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Financial Statements in Exhibit 13 of this annual report on Form 18-K.

Overview

AIIB is a multilateral development bank (“MDB”) with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”).

The Bank’s mission is “Financing Infrastructure for Tomorrow,” which reflects AIIB’s commitment to sustainability, be it financial, economic, social or environmental in nature. The Bank has identified the following thematic priorities:

•

Green Infrastructure: Prioritizing green infrastructure and supporting its members to meet their environmental and development goals by financing projects that deliver local environmental improvements and investments dedicated to climate action;

•

Connectivity and Regional Cooperation: Prioritizing projects that facilitate better domestic and cross-border infrastructure connectivity within Asia and between Asia and the rest of the world, and supporting projects that complement cross-border infrastructure connectivity by generating direct measurable benefits in enhancing regional trade, investment, digital and financial integration across Asian economies and beyond;

•

Technology-enabled Infrastructure: Supporting projects where the application of technology delivers better value, quality, productivity, efficiency, resilience, sustainability, inclusion, transparency or better governance along the full project life cycle; and

•	Private Capital Mobilization: Supporting projects that directly or indirectly mobilize private financing into sectors within the Bank’s mandate.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mandate, mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank will provide on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website is not incorporated herein by reference.

Financing Portfolio

As of October 31, 2021, the Bank has approved 147 financings (including 124 loans, 17 investments in funds, two equity financings and four investments in fixed-income securities) with a total amount of US$28,940.2 million. This amount includes financings approved as of October 31, 2021 under the COVID-19 Crisis Recovery Facility (“CRF”). See “–AIIB Response to the COVID-19 Pandemic.” Of these financings, 141 were approved by the Board of Directors with a total approved amount of US$28,178.4 million, and six were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$761.8 million.

As of October 31, 2021, approved loans totaled US$25,826.2 million, of which US$10,869.0 million were committed amounts and US$11,361.8 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts as of October 31, 2021 are on a cash basis. Disbursed amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of October 31, 2021, 97 were sovereign-backed and 27 were non-sovereign-backed loans; 72 were co-financings and 52 were stand-alone financings.

As of October 31, 2021, approved investments in funds totaled US$1,835.0 million, of which the Bank has disbursed US$245.5 million.

As of October 31, 2021, approved equity financings totaled US$104.0 million, of which the Bank has disbursed US$84.1 million.

As of October 31, 2021, approved investments in fixed-income securities totaled US$1,175.0 million, of which the Bank has disbursed US$860.0 million.

As of October 31, 2021, approved financings (including approved financings under the CRF) spanned a broad range of sectors, including energy, transport, urban development, water, finance, information, communication and technology (“ICT”), rural infrastructure and agriculture development, economic resilience (CRF), finance/liquidity (CRF) and public health (CRF) and, excluding multi-country financings (discussed below), pertained to projects in the following members: Azerbaijan, Bangladesh, Cambodia, China, Cook Islands, Ecuador, Egypt, Fiji, Georgia, Hungary, India, Indonesia, Jordan, Kazakhstan, Kyrgyz Republic, Lao PDR, Maldives, Mongolia, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia, Rwanda, Singapore, Sri

Lanka, Tajikistan, Turkey, Uzbekistan and Vietnam. As of October 31, 2021, of the approved financings, 15 (13 investments in funds and two investments in fixed-income securities) were classified as multi-country financings because they are intended to involve beneficiaries in multiple members.

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic has had and continues to have an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members continue their efforts to contain the COVID-19 pandemic and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism, commodities exports or remittances, required support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB has worked closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance was and continues to be required in three key areas: (i) immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector), (ii) economic resilience, mainly where clients require financing to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) and (iii) investments in infrastructure and other productive sectors, mainly where clients might otherwise need to curtail long-term investments due to liquidity constraints.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic. In early April 2020, the Bank launched a US$5 billion CRF, which the Bank subsequently increased to US$5-10 billion, and then to US$13 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, offers sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. As of October 31, 2021, the Bank has approved 42 financings under the CRF, totaling US$10,341.9 million.

Representative examples of approved CRF financings that are intended to address the three key areas described above include the following: (i) a US$500 million sovereign-backed financing in India as part of a co-financing led by the International Bank for Reconstruction and Development (“World Bank”), mainly to purchase emergency medical equipment, enhance disease detection capacities and strengthen the national health care system, (ii) a US$750 million financing, as part of a co-financing led by the Asian Development Bank (“ADB”), to support Indonesia’s COVID-19 Active Response and Expenditure Support Program, a program designed to help mitigate the severe health, social and economic impact of the COVID-19 pandemic and (iii) a US$100 million non-sovereign-backed financing, as part of a co-financing led by the International Finance Corporation (“IFC”), to Vietnam Prosperity Joint Stock Commercial Bank (“VP Bank”) to expand VP Bank’s working capital and trade-related lending program to private sector enterprises in Vietnam, including small and medium-sized enterprises impacted by the COVID-19 pandemic.

The table below sets out further information on the Bank’s approved CRF financings, as of October 31, 2021:

Table 1: Overview of Approved Financings under the CRF(1)

Member	Project Name	AIIB Financing	Lead Co-financier (if any)

		(in US$ million)
Azerbaijan	Republic of Azerbaijan COVID-19 Active Response and Expenditure Support Program	100	ADB
Bangladesh	Bangladesh COVID-19 Active Response and Expenditure Support Program	250	ADB
Bangladesh	Bangladesh COVID-19 Emergency and Crisis Response Facility	300	Standalone
Bangladesh	Bangladesh COVID-19 Emergency Response and Pandemic Preparedness Project	100	World Bank
Bangladesh	Bangladesh Sustainable Economic Recovery Program (Subprogram 1)	250	ADB
Cambodia	National Restoration of Rural Productive Capacity Project	60	Standalone
China	Emergency Assistance to China Public Health Infrastructure Project	355	Standalone
China	FOSUN COVID-19 Vaccine Project	100	IFC
Cook Islands	COVID-19 Active Response and Economic Support Program	20	ADB
Ecuador	Corporación Financiera Nacional COVID-19 Credit Line Project	50	World Bank
Fiji	Sustained Private Sector-Led Growth Reform Program	50	ADB
Georgia	Georgia Emergency COVID-19 Response Project	100	World Bank
Georgia	Economic Management and Competitiveness Program: COVID-19 Crisis Mitigation	50	World Bank
Georgia	TBC Bank COVID-19 Credit Line Project	100	Standalone
Hungary	Emergency Assistance for Healthcare Expenditures	216	Standalone
India	Creating a Coordinated and Responsive Indian Social Protection System	500	World Bank
India	India COVID-19 Active Response and Expenditure Support Program	750	ADB
India	India COVID-19 Emergency Response and Health Systems Preparedness Project	500	World Bank
Indonesia	Additional Financing for Emergency Response to COVID-19 Program	500	World Bank
Indonesia	COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	Emergency Response to COVID-19 Program	250	World Bank
Jordan	Inclusive Transparent and Climate Responsive Investments Program	250	World Bank
Kazakhstan	Kazakhstan COVID-19 Active Response and Expenditure Support Program	750	ADB

Kyrgyz Republic	Emergency Support for Private and Financial Sector Project	50	World Bank
Maldives	COVID-19 Emergency Response and Health Systems Preparedness Project	7.3	World Bank
Mongolia	Mongolia COVID-19 Rapid Response Program	100	ADB
Mongolia	COVID-19 Vaccine Delivery Project	21	ADB
Pakistan	COVID-19 Active Response and Expenditure Support Program	500	ADB
Pakistan	Resilient Institutions for Sustainable Economy	250	World Bank
Philippines	COVID-19 Active Response and Expenditure Support Program	750	ADB
Philippines	Second Health System Enhancement to Address and Limit COVID-19 (HEAL-2)	300	ADB
Russia	Russian Railways COVID-19 Emergency Response Project	300	Standalone
Rwanda	Private Sector Access to Finance for Post-COVID Recovery and Resilience	100	World Bank
Sri Lanka	Sri Lanka COVID-19 Emergency and Crisis Response Facility	180	Standalone
Turkey	Akbank COVID-19 Crisis Recovery Facility	100	Standalone
Turkey	COVID-19 Credit Line Project	500	Standalone
Turkey	COVID-19 Medical Emergency Response Project	82.6	EBRD(2)
Turkey	Eximbank COVID-19 Credit Line Project	250	Standalone
Turkey	İşbank COVID-19 Credit Line Project	100	Standalone
Uzbekistan	Healthcare Emergency Response Project	100	ADB
Uzbekistan	National Bank of Uzbekistan COVID-19 Credit Line Project	200	Standalone
Vietnam	VP Bank COVID-19 Response Facility	100	IFC
Total		10,341.9

Notes:

(1)	As of October 31, 2021.
(2)	European Bank for Reconstruction and Development.

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. As of October 31, 2021, the Bank has 11 proposed CRF financings in the rolling investment pipeline, totaling US$2,676 million. Representative examples of such projects under review include the following: (i) a US$500 million sovereign-backed financing, as part of a co-financing led by the ADB, to assist the government of Bangladesh in procuring vaccines eligible under ADB’s Asia Pacific Vaccine Access Facility, (ii) a US$100 million sovereign-backed financing, as part of a co-financing led by the World Bank, to support Rwanda’s timely recovery from and resilient response to the COVID-19 pandemic with investment in broadband, digital public service delivery and digital business platforms and (iii) a US$360 million sovereign-backed financing to support the government of Egypt in its policy reforms and efforts to mitigate the socio-economic challenges resulting from the COVID-19 pandemic.

As a temporary facility put in place to address the COVID-19 pandemic in AIIB’s members, the CRF is currently open for the approval of qualifying projects until April 16, 2022. Disbursements of financings under the CRF are generally occurring more rapidly than disbursements of AIIB’s other financings.

Geographic Distribution of Loans

The following table sets forth AIIB’s loan portfolio classified by geographic distribution:

	As of September 30, 2021		As of December 31, 2020
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Central Asia	779.7	9%	1,364.7	17%
Eastern Asia	488.9	5%	450.7	6%
South-Eastern Asia	1,458.1	16%	985.4	12%
Southern Asia	4,698.0	53%	3,492.6	44%
Western Asia	1,023.9	11%	1,402.0	18%

Total Regional	8,448.6	94%	7,695.4	97%
Total Non-Regional	493.9	6%	310.9	3%

Total Committed	8,942.5	100%	8,006.3	100%

Disbursed Amounts(2)
Central Asia	819.6	7%	33.7	0%
Eastern Asia	1,155.3	10%	770.4	9%
South-Eastern Asia	2,523.9	23%	2,142.6	26%
Southern Asia	3,739.1	34%	3,070.4	37%
Western Asia	2,674.1	24%	1,883.0	22%

Total Regional	10,912.0	98%	7,900.1	94%
Total Non-Regional	216.5	2%	497.8	6%

	As of September 30, 2021		As of December 31, 2020
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Total Disbursed	11,128.5	100%	8,397.9	100%

Notes:

(1)	The amounts set forth in this table include both sovereign-backed and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.
(3)	The amounts set forth in this table may not add up to totals due to rounding.

Loans by Sector

The following table sets forth AIIB’s loan portfolio by sector:

	As of September 30, 2021		As of December 31, 2020
	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio
Committed Amounts
Energy	2,346.0	26%	1,882.5	24%
Finance	78.0	1%	262.3	3%
ICT	126.5	1%	9.6	0%
Transport	1,857.5	21%	1,466.4	18%
Urban	697.0	8%	836.7	10%
Water	2,159.4	24%	1,881.7	24%
Economic Resilience	55.0	1%	814.0	10%
Public Health	897.3	10%	338.8	4%
Finance/Liquidity	568.7	6%	354.7	4%
Rural Infrastructure and Agriculture Development	81.0	1%	82.0	1%
Other	76.1	1%	77.6	1%

Total Committed	8,942.5	100%	8,006.3	100%

Disbursed Amounts(2)
Energy	1,942.4	17%	1,764.2	21%
Finance	771.8	7%	390.8	5%
ICT	225.1	2%	190.8	2%
Transport	985.7	9%	884.1	11%
Urban	306.6	3%	167.6	2%
Water	162.0	1%	69.6	1%
Economic Resilience	4,246.1	38%	3,449.9	41%
Public Health	1,236.4	11%	915.1	11%
Finance/Liquidity	1,247.6	11%	563.6	7%
Rural Infrastructure and Agriculture Development	1.1	0%	—	0%
Other	3.7	0%	2.2	0%

Total Disbursed	11,128.5	100%	8,397.9	100%

Notes:

(1)	The amounts set forth in this table include both sovereign and non-sovereign-backed loans.
(2)	Disbursed amounts represent the gross carrying amount of the loans.
(3)	The amounts set forth in this table may not add up to totals due to rounding.

Loan Maturity

As of September 30, 2021, based on the final repayment date of the loans, US$1,415.9 million of AIIB’s disbursed and committed loans is scheduled to mature through 2025, US$8,892.9 million is scheduled to mature in 2026-2036 and US$9,762.2 million is scheduled to mature from 2037 onwards.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans (including both committed and disbursed amounts) to AIIB’s 10 largest borrowers (including both sovereign-backed and non-sovereign-backed borrowers) as of September 30, 2021:

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
Republic of India	4,006.0	19.96%

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
People’s Republic of Bangladesh	2,029.2	10.11%
Republic of Indonesia	1,691.7	8.43%
Republic of the Philippines	1,257.9	6.27%
Islamic Republic of Pakistan	1,239.8	6.18%
People’s Republic of China	878.6	4.38%
Ministry of Finance of Kazakhstan	766.1	3.82%
Southern Gas Corridor Closed Joint Stock Company of Azerbaijan	602.0	3.00%
Boru Hatları ile Petrol Taşıma A.Ş. (BOTAŞ) of Turkey	600.9	2.99%
Republic of Uzbekistan	566.4	2.82%

Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and remote working arrangements when appropriate and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

While the severity and duration of the COVID-19 pandemic is difficult to predict, it has had and likely will continue to have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income from its liquidity and loan investment portfolios. See “Income Statement.”

As a result of lower interest rates, due in part to governments and central banks around the world responding to the decline in global economic demand caused by the COVID-19 pandemic, the Bank has experienced downward pressure on income earned from both its liquidity and loan investment portfolios and expects to continue experiencing such downward pressure in the coming quarters.

Due to the COVID-19 pandemic, in the nine months ended September 30, 2021, the fair value of the Bank’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers experienced volatility, and such volatility is expected to continue in the coming quarters. Furthermore, the COVID-19 pandemic has had and is expected to continue to have an adverse effect on the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located.

In addition, while the Bank has experienced and may continue to experience demand for CRF financings, which are generally disbursing more rapidly than disbursements for AIIB’s other financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Lastly, AIIB may raise additional debt financing in various markets. All net proceeds from AIIB’s offerings of debt are added to AIIB’s ordinary resources, which will be used to fund AIIB’s financings, including, but not limited to, those under the CRF. All borrowings will be subject to limits set by AIIB’s Board of Directors. In accordance with existing limits set by AIIB’s Board of Directors, AIIB may incur in the year ending December 31, 2021: (i) borrowings with a final maturity of one year or more in an aggregate amount of up to US$10 billion equivalent, which amount may be supplemented by any early redemptions, repurchases or prepaid outstanding obligations by AIIB and (ii) short-term borrowings, with a maturity of less than one year, of up to US$1 billion equivalent outstanding at any time. Any increases in these authorized amounts are subject to approval by the Board of Directors of AIIB.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination, (ii) interest earned on cash, cash equivalents and deposits and (iii) interest earned on bond investments.

Nine Months Ended September 30, 2021 and 2020. AIIB’s total interest income decreased to US$180.0 million for the nine months ended September 30, 2021 from US$276.8 million for the nine months ended September 30, 2020, mainly as a result of a decrease in interest income earned on cash, cash equivalents and deposits that was only partially offset by an increase in interest income on loan investments. Interest income from cash, cash equivalents and deposits decreased to US$48.5 million for the nine months ended September 30, 2021 from US$189.7 million for the nine months ended September 30, 2020, mainly due to a lower interest rate environment. Interest income from loan investments increased to US$116.8 million for the nine months ended September 30, 2021 from US$71.2 million for the nine months ended September 30, 2020, mainly due to an increase in AIIB’s loan volume. Interest income from bond investments decreased to US$14.6 million for the nine months ended September 30, 2021 from US$16.0 million for the nine months ended September 30, 2020, mainly as a result of lower average interest rates.

For the nine months ended September 30, 2021, 65% of AIIB’s total interest income was from loan investments, 27% was from cash, cash equivalents and deposits and 8% from bond investments. For the nine months ended September 30, 2020, 26% of AIIB’s total interest income was from loan investments, 68% was from cash, cash equivalents and deposits and 6% from bond investments.

Interest Expense

Nine Months Ended September 30, 2021 and 2020. AIIB’s interest expense increased to US$141.4 million for the nine months ended September 30, 2021 from US$56.3 million for the nine months ended September 30, 2020 as a result of an increase in outstanding bond issuances. Since September 30, 2020 and through September 30, 2021, AIIB issued (i) US$3,000 million principal amount of 0.50% notes due 2026 on January 27, 2021, (ii) US$2,500 million principal amount of 0.50% notes due 2024 on September 16, 2021, (iii) a total of US$751.3 million equivalent of fixed rate notes under its A$ and NZ$ Debt Issuance Programme and (iv) a total of US$2,530.2 million equivalent of fixed rate notes and US$500.0 million of floating rate notes under AIIB’s Global Medium Term Note Programme.

Net Interest Income

Net interest income is interest income less interest expense.

Nine Months Ended September 30, 2021 and 2020. Mainly for the reasons set forth above, AIIB’s net interest income decreased to US$38.6 million for the nine months ended September 30, 2021 from US$220.5 million for the nine months ended September 30, 2020.

Net Fee and Commission Income

Net fee and commission income mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements.

Nine Months Ended September 30, 2021 and 2020. AIIB’s net fee and commission income increased to US$17.2 million for the nine months ended September 30, 2021 from US$9.2 million for the nine months ended September 30, 2020, mainly as a result of an increase in loan commitment and service fees resulting from higher loan volumes. Loan commitment and service fees increased to US$17.4 million for the nine months ended September 30, 2021 from US$10.7 million for the nine months ended September 30, 2020.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) money market funds, (ii) bond investments of high credit quality measured at fair value through profit or loss, (iii) limited partnership funds managed by general partners who make investment decisions on behalf of the limited partners of such funds, (iv) a fixed income portfolio managed by an external asset manager whose primary objective is to develop climate bond markets in Asia, (v) portfolios of high credit quality securities managed by external asset managers engaged by AIIB and (vi) high credit quality certificates of deposit which are actively managed as part of the Bank’s treasury portfolio, as well as changes in the fair value of AIIB’s own borrowings and derivatives.

Nine Months Ended September 30, 2021 and 2020. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$193.3 million for the nine months ended September 30, 2021 from US$107.3 million for the nine months ended September 30, 2020, mainly due to fair value gains on AIIB’s borrowings, certificates of deposit and investments in certain funds, offset in part by fair value losses on the derivatives AIIB has entered into to hedge AIIB’s borrowings.

Net Loss on Financial Instruments Measured at Amortized Cost

Net loss on financial instruments measured at amortized cost reflects the change in amortized cost of the Bank’s investments in (i) a fixed income portfolio which comprises primarily Asian infrastructure-related bonds and (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB.

Nine Months Ended September 30, 2021 and 2020. AIIB’s net loss on financial instruments measured at amortized cost decreased to US$0.6 million for the nine months ended September 30, 2021 from US$4.2 million for the nine months ended September 30, 2020, mainly as a result of the disposal of certain bonds in the Asian infrastructure-related bonds portfolio.

Share of Gain or Loss on Investment in Associate

In April 2020, the Bank subscribed for a 30% economic interest in an entity incorporated in Singapore (the “Associate”), thereby giving the Bank significant influence over the financial and operating decisions of the Associate. Share of gain or loss on investment in associate reflects AIIB’s share in the gain or loss recognized by the Associate for the considered period.

Nine Months Ended September 30, 2021 and 2020. AIIB’s share of loss on investment in associate increased to US$0.6 million for the nine months ended September 30, 2021 from US$0.4 million for the nine months ended September 30, 2020, mainly as a result of costs incurred by the Associate to operationalize and ramp-up its activities.

Impairment Provision

AIIB uses an expected credit loss (“ECL”) model to estimate credit losses on financial assets, such as loan disbursements or bond investments, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) in respect of the change in ECL allowance between such reporting date and the previous reporting date.

Nine Months Ended September 30, 2021 and 2020. AIIB’s impairment provision expense was US$17.8 million for the nine months ended September 30, 2021, compared to US$108.8 million for the nine months ended September 30, 2020. The impairment provision expense recognized in the nine months ended September 30, 2020 was mainly driven by the build-up of Stage 1 and Stage 2 ECL allowances due to the worsening economic outlook at the onset of the COVID-19 pandemic. The impairment provision expense recognized in the nine months ended September 30, 2021 was mainly due to specific provisions made in respect of exposure to a non-sovereign-backed loan that was assessed as credit impaired and transferred to Stage 3 during the six months ended June 30, 2021. (See under “Risk Management–Risk Types–Financing Credit Risk” in Exhibit 3 of this annual report on Form 18-K.)

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) IT services, (iv) facilities and administration expenses, (v) issuance cost in respect of borrowings, (vi) travel expenses and (vii) other expenses.

Nine Months Ended September 30, 2021 and 2020. AIIB’s general and administrative expenses increased to US$116.0 million for the nine months ended September 30, 2021 from US$114.8 million for the nine months ended September 30, 2020, mainly due to an increase in staff costs and IT services. Staff costs increased to US$58.4 million for the nine months ended September 30, 2021 from US$55.7 million for the nine months ended September 30, 2020 and costs related to IT services increased to US$13.2 million for the nine months ended September 30, 2021 from US$11.4 million for the nine months ended September 30, 2020, mainly as the result of the continuing ramp-up of AIIB’s organizational activities. These increases were partially offset by (i) a decrease in professional service expenses to US$18.7 million for the nine months ended September 30, 2021 from US$19.9 million for the nine months ended September 30, 2020 and (ii) a decrease in travel expenses to US$1.2 million for the nine months ended September 30, 2021 from US$2.9 million for the nine months ended September 30, 2020, mainly as a result of reduced travel in light of the COVID-19 pandemic.

Net Foreign Exchange Gain or Loss

Net foreign exchange gain or loss reflects the change in value, due to movements in currency exchange rates, of financial instruments held by the Bank that are measured at amortized cost. For financial instruments held by the Bank measured at fair value through profit or loss, the change in value due to movements in currency exchange rates is reported as part of their overall change in fair value through profit or loss (see under “–Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss”).

Nine Months Ended September 30, 2021 and 2020. AIIB had a net foreign exchange loss of US$42.6 million for the nine months ended September 30, 2021, compared to a net foreign exchange gain of US$17.8 million for the nine months ended September 30, 2020. The net foreign exchange loss for the nine months ended September 30, 2021 was mainly due to the depreciation of the Euro against the U.S. dollar and the impact such depreciation had on the U.S. dollar value of the Bank’s portfolio of Euro-denominated loans. Such net foreign exchange loss was largely offset, however, by fair value gains on derivatives held by the Bank to hedge those loans.

Operating Profit

Nine Months Ended September 30, 2021 and 2020. Mainly for the reasons set forth above, AIIB’s operating profit decreased to US$71.4 million for the nine months ended September 30, 2021 from US$126.5 million for the nine months ended September 30, 2020.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Nine Months Ended September 30, 2021 and 2020. AIIB’s accretion of paid-in capital receivables decreased to US$3.9 million for the nine months ended September 30, 2021 from US$6.0 million for the nine months ended September 30, 2020. This decrease was mainly due to lower balances in paid-in capital receivables as of January 1, 2021, compared to January 1, 2020.

Other Comprehensive Income

For financial liabilities that are designated at fair value through profit or loss, fair value changes attributable to changes in AIIB’s own credit risk are recognized in other comprehensive income (while other fair value changes are recognized under net gain or loss on financial instruments measured at fair value through profit or loss).

Nine Months Ended September 30, 2021 and 2020. AIIB experienced an unrealized loss on borrowings arising from changes in AIIB’s own credit risk of US$37.7 million for the nine months ended September 30, 2021, compared to an unrealized gain of US$3.1 million for the nine months ended September 30, 2020. This change was mainly the result of the tightening of the Bank’s overall credit spread against the relevant benchmark discount curves, particularly the U.S. dollar, Pound sterling, Turkish lira and Chinese yuan discount curves, and an increase in outstanding borrowings. The tightening of the Bank’s overall credit spread reflected improved conditions in certain financial markets in the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020.

Total Comprehensive Loss or Income

Nine Months Ended September 30, 2021 and 2020. Mainly for the reasons set forth above, AIIB’s total comprehensive income was US$37.7 million for the nine months ended September 30, 2021, compared to a total comprehensive income of US$135.6 million for the nine months ended September 30, 2020.

Balance Sheet

Assets

Total assets mainly consist of (i) term deposits with initial maturities of more than three months, (ii) loan investments at amortized cost, (iii) investments at fair value through profit or loss, (iv) cash and cash equivalents, (v) bond investments at amortized cost, (vi) paid-in capital receivables, (vii) derivatives entered into to manage interest rate and currency risks, (viii) cash collateral receivables and (ix) receivables for bond investments sold.

Investments at fair value through profit and loss mainly consist of (i) the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB and measured at fair value through profit or loss, (ii) high credit quality certificates of deposit which are actively managed as part of the Bank’s treasury portfolio and (iii) bond investments of high credit quality measured at fair value through profit or loss. Bond investments at amortized cost consist of (i) a fixed income portfolio which comprises primarily Asian infrastructure-related bonds and (ii) a fixed-income portfolio of high credit quality securities with a hold-to-maturity strategy managed by an external asset manager engaged by AIIB. Cash and cash equivalents consist of (i) term deposits with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value.

As of September 30, 2021 and December 31, 2020. As of September 30, 2021, AIIB’s total assets were US$40,186.3 million, compared to total assets of US$32,081.6 million as of December 31, 2020. This increase resulted mainly from (i) an increase of US$4,261.4 million in investments at fair value through profit or loss, (ii) an increase of US$2,687.8 million in loan investments at amortized cost, (iii) an increase of US$2,055.0 million in bond investments at amortized cost, (iv) an increase of US$193.1 million for cash collateral receivables, (v) an increase of US$157.3 million in cash and cash equivalents and (vi) an increase of US$145.2 million for receivables for bond investments sold.

Liabilities

Total liabilities mainly consist of (i) borrowings, (ii) derivative liabilities, (iii) payables for bond investments purchased and (iv) cash collateral payables.

As of September 30, 2021 and December 31, 2020. As of September 30, 2021, AIIB’s total liabilities were US$20,000.8 million, compared to total liabilities of US$11,937.8 million as of December 31, 2020. This increase resulted primarily from (i) an increase of US$7,563.1 million in borrowings (see under “–Income Statement–Interest Expense”), (ii) an increase of US$281.5 million in payables for bond investments purchased and (iii) an increase of US$232.8 million in derivative liabilities.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) reserves for accretion of paid-in capital receivables, (iii) reserves for unrealized loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk and (iv) retained earnings.

As of September 30, 2021 and December 31, 2020. As of September 30, 2021, AIIB’s total members’ equity was US$20,185.6 million, compared to total members’ equity of US$20,143.8 million as of December 31, 2020. This increase mainly resulted from an increase of US$71.4 million in retained earnings, partially offset by an increase of US$37.7 million in unrealized loss on borrowings measured at fair value attributable to changes in the Bank’s own credit risk.

Asset Quality

As of September 30, 2021, no AIIB assets were categorized as overdue or had been written off, except for (i) a non-sovereign-backed loan that was assessed as credit impaired with a carrying amount of US$36.0 million (net of the associated ECL allowance) and (ii) US$140.3 million of overdue contractual undiscounted paid-in capital receivables, which are not considered impaired.

External Auditor Work Papers

There has been a continued regulatory focus in the United States on access to audit and other information currently protected by national law,

in particular under Chinese law. For example, in late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of the Bank’s auditor. Pursuant to the terms of an agreement between the accounting firms and the SEC, the Rule 102(e) proceedings initiated by the SEC were stayed and may now be deemed dismissed. The Rule 102(e) proceedings related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under Chinese law, including specific directives issued by the Chinese Securities Regulatory Commission. Also related to these restrictions, in July 2020, the President’s Working Group on Financial Markets (the “PWG”), in accordance with a memorandum issued by the U.S. President in June 2020, outlined recommendations to address the concern over the lack of access of the Public Company Accounting Oversight Board (the “PCAOB”) to audit work papers due to protections under national law.

In addition, in December 2020, the Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted. The HFCA Act implements certain of the recommendations that the PWG made in July 2020, but certain of the PWG’s recommendations were more stringent than the provisions of the HFCA Act. The HFCA Act requires the SEC to prohibit securities of certain issuers (“HFCA Act Covered Issuers”) required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from being listed on U.S. securities exchanges or traded “over-the-counter” if an issuer retains an accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The Bank is not required to file reports under Section 13 or 15(d) of the Exchange Act and, therefore, is not an HFCA Act Covered Issuer. In March 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. An HFCA Act Covered Issuer would be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibitions described above. In June 2021, the U.S. Senate passed a bill that, if also passed by the U.S. House of Representatives and then signed into law, would amend the HFCA Act to reduce the number of consecutive non-inspection years required to trigger the listing and trading prohibitions under the HFCA Act from three years to two years. In November 2021, the SEC approved a PCAOB rule that provides a framework for determinations by the PCAOB as to whether it is unable to inspect or investigate completely PCAOB-registered audit firms headquartered in or with an office located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

The SEC may propose additional rules or guidance that could impact the mainland Chinese affiliate of the Bank’s external auditor, the Bank’s external auditor or the Bank. The issues relating to a lack of access to audit work papers are not limited to the mainland Chinese affiliate of the Bank’s external auditor, but under current practice potentially affect all PCAOB-registered audit firms based in mainland China and all businesses based in mainland China (or with substantial operations in mainland China) with securities registered with the SEC. In addition, under current practice, PCAOB-registered audit firms based in Hong Kong, China, including the Bank’s external auditor, and other auditors based outside of mainland China are subject to similar restrictions under Chinese law in respect of audit work that is carried out in mainland China which supports the audit opinions issued on financial statements of entities with substantial operations in mainland China.

To address the potential difficulties in obtaining audit work papers, the Bank has engaged with the authorities of China, its host country, and received assurances from the Ministry of Finance of China that the authorities of China would not prevent the release of the Bank’s external auditor work papers pertaining to the Bank if the SEC were to request them during the course of an SEC investigation.